TPC Group Inc.

5151 San Felipe, Suite 800

Houston, Texas 77056

October 4, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Division of Corporation Finance

Re:	TPC Group Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 10, 2012
File No. 001-34727

Ladies and Gentlemen:

Set forth below are the responses of TPC Group Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 1, 2012 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 10, 2012 (the “Proxy Statement”). For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold text.

General

1.	Upon consummation of the contemplated merger, we note that an entity formed solely for the purpose of effecting the merger will be merged with and into your company, and your common stock will be delisted from the NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended. Further, we note that certain members of the company’s management may have interests in the post-merger company. In this regard, we note your disclosure on pages 5, 16, and 55 in which you state that payment of a portion of the amount payable to holders of performance share units will be conditioned on the holders’ agreement to use such portion to acquire equity securities of Parent or one of its affiliates; otherwise, the performance share units will be subject to cancellation without payment. Additionally, you disclose on page 73 that your officers will be the initial officers of the post-merger company. Considering these aspects of the merger, please provide us with a detailed analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, which are available on our website.

Securities and Exchange Commission

October 4, 2012

Response: We respectfully advise the Staff that, after careful consideration of Rule 13e-3, including the Staff’s guidance in Compliance and Disclosure Interpretations 201.01, 201.05 and 201.06, the Company determined (as further described below) that the proposed merger (the “Merger”) among the Company, Sawgrass Holdings Inc. (“Parent”) and Sawgrass Merger Sub Inc. does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3. Likewise, the Company determined that the executive officers of the Company (the “Officers”) are not affiliates of Parent due to their de minimis equity interest in Parent following the Merger and the lack of other indicia of control. Accordingly, the Company believes that Rule 13e-3 is inapplicable to the Merger and that the Officers are not Schedule 13E-3 filing persons in connection with the Merger.

Applicable Rule; Overview

Rule 13e-3 defines a “Rule 13e-3 transaction,” among other things, as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, we do not believe the facts and circumstances related to the Merger lead to the conclusion that the Officers are affiliates of Parent such that the Merger would constitute a “Rule 13e-3 transaction.”

With respect to each of the Officers, the key question, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, is whether members of management that are affiliates of the issuer can be considered to be affiliates of the acquiror and hence “on both sides of the transaction,” making the acquiror also an affiliate of the issuer. The Company’s interpretation of Question 201.01 and Question 201.05, collectively, of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (the “13e-3 C&DIs”), indicates that the Commission will generally look to the following factors in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction”: (i) the equity participation of management in the acquiror, (ii) the representation of management on the board of directors of the acquiror, (iii) alterations in management’s employment arrangements favorable to management and (iv) increases in the consideration to be received by management. For the reasons outlined below, we do not believe that the Officers are affiliates of Parent and, therefore, we do not believe that the Officers are engaged in a “Rule 13e-3 transaction.”

Securities and Exchange Commission

October 4, 2012

Analysis

A.	No material equity ownership by Officers in Parent or the surviving corporation

The level of equity ownership of senior management in the acquiror or surviving corporation is a significant consideration in assessing whether such management could be deemed to control the surviving corporation. Section 201.06 of the 13e-3 C&DIs indicates that if the target company’s management anticipated receiving a 20% stake in the surviving corporation’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, the financial buyer could be deemed to be in control of the issuer in advance of the closing of the acquisition. After careful consideration, the Company determined that the Officers’ anticipated ownership interest in the surviving corporation at the closing of the Merger would be de minimis and clearly could not constitute control.

Under the terms of the merger agreement among the Company, Parent and Sawgrass Merger Sub Inc., all Company equity awards will be cashed out and cancelled, unless an alternative arrangement is reached between the equity award holder and Parent. In that connection, as disclosed in the Proxy Statement and referred to in the Staff’s comment, each outstanding performance share unit (“PSU”) will be cashed out with respect to the number of shares of common stock to which the holder is entitled in accordance with the applicable plan and award agreement. Each additional PSU that would not have become vested at the effective time of the Merger pursuant to the terms of the plan and award agreement due to the application of certain proration provisions in the applicable award agreement (the “Additional PSUs”) will be canceled, and the holders of such Additional PSUs will become entitled to receive an amount in cash equal to the product of the number of shares of common stock subject to the Additional PSUs immediately prior to the effective time of the Merger multiplied by $40.00, less any applicable withholding taxes and without interest, except that payment of 50% of the after-tax amount payable to any such holder of Additional PSUs (the “Investment Amount”) will be conditioned on the holder’s agreement to use the Investment Amount to acquire equity securities of Parent or one of its affiliates on pricing terms consistent with the equity commitment letters. As disclosed on page 56 of the Proxy Statement, the amount that would be required to be invested in equity securities of Parent or one of its affiliates for each Officer is estimated as follows: $203,907 (Michael T. McDonnell); $60,767 (Miguel A. Desdin); $30,847 (Eugene R. Allspach); $67,122 (Russell T. Crockett, Jr.); $33,923 (Michael S. White); $28,051 (Shelly S. Heuser); $40,316 (Rishi A. Varma); and $17,959 (Roger Wollenberg). The foregoing amounts assume an effective tax rate of 36.45%, comprised of a federal income tax rate of 35% and Hospital Insurance (HI) at 1.45%. The aggregate amount of $482,892 described above represents approximately 0.1% of the equity financing of $423.7 million anticipated to be provided by investment funds affiliated with First Reserve Corporation and SK Capital Partners.

Securities and Exchange Commission

October 4, 2012

Except for the treatment of Additional PSUs described above, no agreement exists between Parent or its affiliates and the Officers regarding the right to invest in the equity of the surviving corporation or Parent. Discussions regarding such investments are ongoing but no agreement as to terms or amount has been reached, and in any event such discussions would not result in additional investment in the equity of Parent or its affiliates by the Officers in excess of 1%. The Officers’ interest in the surviving corporation resulting from the treatment of Additional PSUs (even if considered together with any additional equity amount, which may or may not ultimately be agreed) would be de minimis, particularly when viewed in light of the 20% threshold indicated in Section 201.06 of the 13e-3 C&DIs, and clearly could not constitute control.

In light of the foregoing, the Company does not believe that the amount of equity in the surviving corporation to be held by the Officers will be material enough to exercise any meaningful level of control or influence over the surviving corporation. Therefore, the Company does not believe that the potential equity ownership should result in this transaction being deemed a “Rule 13e-3 transaction.”

B.	None of the Officers have agreements or arrangements to hold a seat on the surviving corporation’s board of directors

In addition to the equity ownership of management in the acquiror or the surviving corporation (discussed above), another factor in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction” is whether management will be represented on the board of directors of the acquiror. The merger agreement provides that the existing board of directors of the Company will be replaced as of the closing, and Parent has not entered into any agreements or arrangements with any Officer regarding their serving on the board of directors of either the surviving corporation or Parent. Following the consummation of the Merger, the surviving corporation will be a wholly owned subsidiary of Parent and will be controlled by Parent. While each Officer who remains employed by the surviving corporation in a management capacity may be involved in corporate affairs or manage designated corporate areas or operations of the surviving corporation after the Merger, each such Officer will be subject to the direction of surviving corporation’s board of directors and will serve at the pleasure of such board of directors.

C.	None of the Officers have employment agreements or arrangements with Parent

Another potential factor discussed in the 13e-3 C&DIs is alterations in management’s employment arrangements favorable to management. As noted in “The Merger—Background of the Merger” in the Proxy Statement, Mr. McDonnell and representatives of Parent discussed an equity-based compensation plan for implementation after closing of any transaction (which discussions are ongoing), but such discussions did not commence until after the merger consideration and other key terms of the transaction had been agreed. Moreover, such discussions were preliminary, and no amounts or other terms had been agreed prior to the approval of the merger agreement, and such amounts and terms are still not agreed as of the date of the filing of the Proxy Statement

Securities and Exchange Commission

October 4, 2012

and as of the date of this response letter. Although it is possible that the Officers will enter into arrangements with Parent or its affiliates regarding employment and compensation, no discussions or negotiations for ongoing employment agreements or arrangements (other than the discussions regarding a management incentive plan discussed above and disclosed in the Proxy Statement) have taken place between the Officers and representatives of Parent or its representatives and no agreements or arrangements have thus been reached. Notwithstanding the fact that the merger agreement provides that the officers of the Company will be the initial officers of the surviving corporation, these officers are subject to removal at any time and may be terminated by Parent immediately following the consummation of the Merger.

D.	No significant increases in consideration for Officers

Other than the right to receive the per-share merger consideration (or payment to cash out equity awards based thereon) as set forth in the merger agreement, and the de minimis payments contemplated in connection with the treatment of Additional PSUs, there are no current plans or arrangements under which Officers will receive additional consideration from Parent in connection with the Merger.

E.	The purposes underlying Rule 13e-3 are not implicated by the proposed Merger

As a general matter, the Company respectfully submits that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate. It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction. In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that Interpretative Release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. Indeed, the need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

In contrast to the circumstances described in the Interpretative Release, and as described in greater detail in the “Background of the Merger” section of the Proxy Statement, the negotiations between the Company and Parent were at arm’s length, vigorous and conducted under the direction and supervision of the Company’s special committee of independent directors. The

Securities and Exchange Commission

October 4, 2012

board’s decision to adopt and approve the merger agreement, and to recommend its adoption to stockholders, was the culmination of a comprehensive strategic review process to maximize value for the Company’s stockholders. The review, including the negotiation of the merger agreement, was led by a special committee formed in early 2012 composed of four independent directors, including representatives of two of the Company’s largest stockholders, QVT Fund LP and One East Capital. On numerous occasions, the Company’s board and special committee rejected offers from Parent and demanded changes in the merger agreement and in the offer price. No member of the Company’s board has connections to, or affiliation with, Parent, First Reserve Corporation or SK Capital Partners.

The two Officers who are members of the board abstained from the vote adopting and approving the Merger and the merger agreement. Further, the fact that the Officers beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) less than 1% of the outstanding shares of common stock of the Company prior to the Company’s entry into the merger agreement and the fact that representatives of Parent have not entered into any agreements with respect to the terms of the Officers’ employment is strong evidence of the lack of the Officers’ control and general inability to design the transaction to accommodate their personal interests or to further their own personal interests at the expense of the interests of the Company’s stockholders.

In short, given the fact that the Merger was negotiated under the direction and supervision of a special committee of independent directors, and taking into account the Officers’ de minimis equity interest in Parent following the Merger and lack of other indicia of control of Parent, the Company believes that the present circumstances are not ones in which management is “standing on both sides of the transaction.” The facts and circumstances surrounding the proposed Merger illustrate the absence of any control relationship between Parent, on the one hand, and the Company or the Officers, on the other hand, that could give rise to the concerns that Rule 13e-3 was designed to address. For the reasons discussed in this letter, the Company respectfully submits that the proposed Merger is not a “Rule 13e-3 transaction.”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 4, 2012

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 475-5201 or to our counsel at Baker Botts L.L.P., M. Breen Haire, at (713) 229-1648.

Very truly yours,

TPC GROUP INC.

By:	/s/ Rishi Varma
Rishi Varma
Vice President, General Counsel and Secretary

cc:	Jessica Dickerson, Securities and Exchange Commission
M. Breen Haire, Baker Botts L.L.P.
Neil A. Wizel, First Reserve Corporation
Jack Norris, SK Capital Partners
William E. Curbow, Simpson Thacher & Bartlett LLP